For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Corp. New Director Appointment

February 17, 2014, Vancouver, Canada – Pacific North West Capital Corp. (TSXV: PFN; OTCQB: PAWEF; Frankfurt: P7J) (the “Company”) The Company’s Board of Directors is pleased to announce the appointment of Mr. Kevin Lawrence to its Board of Directors.

Mr. Lawrence is an advisor to CEOs’ and executive teams at SGI Synergy Group Inc.  Established in 1996, Mr. Lawrence’s wholly-owned Company assists entrepreneurs and business leaders in increasing revenue, profitability and productivity in business.  He is also on the board of director of Next Gen Metals Inc. and Southern Sun Minerals Inc.

Mr. Lawrence replaces Jordan Point as a director of the Company who has resigned from the Board to devote more time to his other commitments.  The Board wishes to thank Mr. Point for his valuable contributions to the Company and wishes him success in his future endeavors.

About Pacific North West Capital Corp.

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects to partners for funding through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. River Valley is one of the largest undeveloped primary PGM projects in Canada.  PFN also has PGM and nickel‐copper projects in Alaska. The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

Pacific North West Capital Corp. is an International Metals Group Company. (www.internationalmetalsgroup.com).

On behalf of the Board of Directors

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com Suite 650 - 555 West 12th Ave., Vancouver, B.C., Canada, V5Z 3X7

Harry Barr
Chairman and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements. This release contains forward-looking statements that involve risks and uncertainties.  These statements may differ materially from actual future events or results and are based on current expectations or beliefs.  For this purpose, statements of historical fact may be deemed to be forward-looking statements.  In addition, forward-looking statements include statements in which the Company uses words such as “continue”, “efforts”, “expect”, “believe”, “anticipate”, “confident”, “intend”, “strategy”, “plan”, “will”, “estimate”, “project”, “goal”, “target”, “prospects”, “optimistic” or similar expressions.  These statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including, among others, the Company’s ability and continuation of efforts to timely and completely make available adequate current public information, additional or different regulatory and legal requirements and restrictions that may be imposed, and other factors as may be discussed in the documents filed by the Company on SEDAR (www.sedar.com), including the most recent reports that identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.  The Company does not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Investors should not place undue reliance on forward-looking statements.

News Release